ADHEREX REPORTS RECENT DEVELOPMENTS AND THIRD QUARTER 2010
FINANCIAL RESULTS

Chapel Hill, NC, November 15, 2010 — Adherex Technologies Inc. (TSX:AHX, Pink Sheets: ADHXF), a biopharmaceutical company focused on the development of eniluracil and 5-fluorouracil, today reported recent developments and financial results for the third quarter ended September 30, 2010.  All amounts are in U.S. dollars unless otherwise specified.

Recent Developments & Highlights

Since the announcement of the new corporate direction of the Company in July 2009, Adherex has achieved the following significant milestones

•
Finalization of Eniluracil Phase 2 Clinical Protocol and Regulatory Submissions in the United States and Russia - Under the direction of Dr. Thomas Spector, the principal inventor of eniluracil, Adherex has finalized the protocol for the  140 patient Phase 2 clinical trial in metastatic breast cancer (MBC).  The trial will compare eniluracil in combination with 5-FU and leucovorin to Xeloda®.  During the third quarter, Adherex submitted the protocol to the U.S. Food and Drug Administration and to the Ministry of Healthcare and Social Development in Russia.  Adherex anticipates the trial to be  open for recruitment in early 2011.

•	Selection of CRO - Adherex has contracted with OCT Group LLC, to manage the clinical trial in Russia.

•
CDN$7.2 million financing - In April 2010, the Company announced the first closing of the private placement of rights to acquire common stock and warrants, resulting in gross proceeds to the Company of approximately of CDN$7.2 million. The Company intends to use the proceeds of the private placement to conduct and monitor the Phase II clinical trial of eniluracil in combination with 5-FU and leucovorin, and for other general corporate purposes.

•
Filing of Registration Statement for Rights Offering - On November 12, 2010, Adherex filed a registration statement with the Securities and Exchange Commission (the "SEC") in connection with a  proposed rights offering to existing shareholders.  As announced in April 2010, the Company intends to offer existing shareholders the opportunity to subscribe for up to 425,000,000 rights at CAD$0.03 per unit, with gross process of up to CAD$12.75 million upon the issuance of all of the common stock underlying such rights (and additional gross proceeds of up to CAD$34.0 million upon the exercise of all of the warrants underlying such rights at an exercise price of CAD$0.08 per warrant). The Company intends to use the proceeds of the rights offering to further develop eniluracil (including to conduct and monitor the Phase II clinical trial of eniluracil in combination with 5-FU and leucovorin), and for other general corporate purposes. A registration statement relating to these securities has been filed with the SEC but has not yet been declared effective.  Accordingly, the rights (and underlying common stock and warrants) may not be sold nor may offers be accepted prior to the time the registration statement becomes effective. The rights will be issued to all shareholders as of a record date which has yet to be determined. We will provide notice of the record date at such time as it is determined. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

“Adherex has made significant progress over the past year, especially during the past quarter. Our team remains dedicated to developing  eniluracil and we look forward to  enrolling the  Phase 2 trial so that patients with metastatic breast cancer may receive the potential benefits of eniluracil/5-FU/leucovorin therapy."  said Mr. Rosty Raykov, Chief Executive Officer of Adherex.

Adherex’s Newly Redesigned Website – www.adherex.com

The Company extends an invitation to all investors and interested parties to visit the newly redesigned website at www.adherex.com, which includes a video presentation by Dr. Thomas Spector on the history, science and future development of eniluracil.

Financial Results for Third Quarter 2010

The Company reported net income for the three month period ended September 30, 2010 of $1.7 million, or a gain of $0.01 per share, compared to a net loss of $0.03 million, or a loss of $0.01 per share, for the same period in 2009.  Reported operating loss for the three-month period ended September 30, 2010 totaled $0.9 million, as compared to a reported operating loss of $0.07 million for the same period in 2009.  The increase in reported operating loss is primarily due to an overall increase in stock based compensation as well as an increase in clinical development study expenses for the three months ended September 30, 2010 as compared to the same period in 2009.   We recorded $0.4 million in stock based compensation for the three months ended September 30, 2010 as compared to $0.01 million in the same period in 2009. For the three-month period ended September 30, 2010, the Company reported an unrealized gain on derivative of $2.6 million.

The reported net loss for the nine-month period ended September 30, 2010 was $1.2 million, or a loss of $0.01 per share, compared to a reported net loss of $3.2 million, or a loss of $0.02 per share, for the same period in 2009.  Reported operating expenses for the nine-month period ended September 30, 2010 totaled $3.8 million, as compared to $3.3 million for the same period in 2009.  The increase in reported operating loss is primarily due to an overall increase in stock based compensation which was offset by a decline in research and development and general and administrative expenses for the comparable periods. We recorded $2.4 million in stock based compensation for the nine months ended September 30, 2010 as compared to $0.5 million in the same period in 2009. For the nine-month period ended September 30, 2010, the Company reported an unrealized gain on derivative of $2.5 million.

Cash and cash equivalents totaled $6.6 million at September 30, 2010, compared to $7.2 million at June 30, 2010.  At September 30, 2010, the Company had working capital assets totaling approximately $6.3 million, compared to $6.8 million at June 30, 2010.  The decrease in working capital of $0.5 million over the three-month period ended September 30, 2010 is principally the result of expenditures used to fund the development of eniluracil.

The selected financial data presented below are derived from our unaudited interim consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles.  The complete consolidated financial statements for the quarter ended September 30, 2010 and management's discussion and analysis of financial condition and results of operations will be available via our website at www.adherex.com and also at www.sec.gov and www.sedar.com.gov.

FINANCIAL CHARTS FOLLOW

Adherex Technologies Inc.
Unaudited Selected Financial Data
(U.S. dollars in thousands except per share amounts)

Interim Consolidated Balance Sheets:	September 30, 2010	December 31, 2009
Assets:
Cash and cash equivalents	$6,602	$685
Other current assets	1	148
Total assets	$6,603	$833

Liabilities and stockholders’ equity:
Current liabilities	$306	$420
Other long-term liabilities	4,692	7
Total stockholders’ equity	1,605	406
Total liabilities and stockholders’ equity	$6,603	$833

Interim Consolidated Statements of Operations:	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Revenue	$-	$-	$-	$-

Operating expenses:
Research and development	110	650	419	1,976
(Gain) on deferred lease inducement	-	(323)	-	(323)
Loss on impairment of asset held for sale	-	57	-	386
General and administrative	807	293	3,369	1,276

(Loss) from operations	(917)	(74)	(3,788)	(3,315)

Unrealized gain on derivative	2,570	-	2,498	-
Other income (expense)	28	39	29	50
Interest income	13	-	21	46

Net Income/(loss) and comprehensive income/ (loss)	$1,694	$(35)	$(1,240)	$(3,219)

Basic and diluted net income/(loss) per common share	$0.01	$(0.01)	$(0.01)	$(0.02)

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company's business that could cause actual results to vary, including such risks that regulatory clinical and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company's products will not be as large as expected, the Company's products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital needs, and its ability to obtain additional funding, as well as uncertainties relative to varying product formulations and a multitude of diverse regulatory and marketing requirements in different countries and municipalities, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2009.  Adherex Technologies, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

Rosty Raykov
Chief Executive Officer
Adherex Technologies Inc.
T: (919) 636-5144